UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS

FORM X-17A-5
PART III

SEC FILE NUMBER
8-70890

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING_____**06/01/24**_____ AND ENDING _____**05/31/25**___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**COOPERATIVE SECURITIES LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
20701 Cooperative Way

(No. and Street)		
Dulles	**Virginia**	**20166**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Yu Ling Wang   **(703) 467-1800**   **Ling.Wang@nrucfc.coop**

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
KPMG LLP

(Name – if individual, state last, first, and middle name)			
8350 Broad Street, Suite #900	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)
10/20/2003			**185**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yu Ling Wang_____________________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of____Cooperative Securities LLC________________________, as of May 31 ____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALICIA LYNN ISICSON
NOTARY PUBLIC • REG. # 7514685
Commonwealth of Virginia
My Commission Expires 11/30/2025

Signature: Yu Ling Wang

Title: Chief Executive Officer

Notary Public Alicia Lynn Isicson 8-25-25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COOPERATIVE SECURITIES LLC

(A Wholly Owned Subsidiary of National Cooperative Services Corporation)

Statement of Financial Condition

May 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

COOPERATIVE SECURITIES LLC
(A Wholly Owned Subsidiary of National Cooperative Services Corporation)

TABLE OF CONTENTS



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Cooperative Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooperative Securities LLC (the Company) as of May 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

McLean, Virginia
August 25, 2025

COOPERATIVE SECURITIES LLC
(A Wholly Owned Subsidiary of National Cooperative Services Corporation)
STATEMENT OF FINANCIAL CONDITION

		May 31, 2025
Assets:		
Cash	$	895,618
Prepaid expenses		36,859
Total assets	$	932,477
Liabilities and Equity:		
Liabilities:		
Accounts payable and other liabilities	$	32,998
Total liabilities		32,998
Equity:		
Contributed capital		1,250,000
Retained deficit		(350,521)
Total equity		899,479
Total liabilities and equity	$	932,477

The accompanying Notes to Statement of Financial Condition are an integral part of this statement.

NOTE 1—NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cooperative Securities LLC ("Cooperative Securities") is a limited liability company ("LLC") organized and incorporated in 2021 in Delaware and is a wholly owned subsidiary of National Cooperative Services Corporation ("NCSC" or "Parent"). NCSC is a taxable, member-owned cooperative incorporated in 1981 in the District of Columbia. Cooperative Securities provides institutional debt placement services, which may include advising, arranging and structuring private debt financing transactions, for NCSC's members, and for-profit and not-for-profit entities that are owned, operated or controlled by, or provide a significant benefit to certain rural utility providers, including NCSC's members. Cooperative Securities is a registered broker-dealer with the U.S. Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Unless stated otherwise, references to "the Company," "we," "our" or "us" relate to Cooperative Securities.

15c3-3 Exemption

The Company does not and will not receive or maintain any customer funds or securities and thus files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation and Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures during the period. While management makes its best judgments, actual amounts or results could differ from these estimates.

Going Concern

The Company's statement of financial condition is prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. Despite the Company's net loss for the fiscal year ended May 31, 2025, it generated net income in the prior fiscal year ended May 31, 2024 and maintained a solid equity position of $899,479 as of May 31, 2025, underscoring its continued commitment to long-term value creation. Subsequent to May 31, 2025, the Company recognized $150,000 in placement agent fee income. This post-period revenue reflects ongoing business development efforts and supports our strategic growth initiatives. In addition, the Company has obtained a commitment letter from Parent which indicates it will fund its obligations through and including August 31, 2026.

Cash

Cash consists of cash held in a bank demand deposit account with a bank institution, which at times may exceed federally insured limits. Cooperative Securities had cash totaling $895,618 as of May 31, 2025, which was over the Federal Deposit Insurance Corporation insured limit of $250,000.

Prepaid Expenses

Prepaid expenses consist of payments for invoiced services, primarily insurance and audit fee, for which the period of usage has not yet occurred. These prepaid expenses will be amortized over the period covered by the invoice.

Income Taxes

The Company is a LLC which elected to be treated as a ("C") Corporation for income tax purposes for all relevant jurisdictions and therefore files federal, state and local income tax returns. Management has concluded that there are no uncertain tax positions that would require recognition in the statement of financial condition. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Tax years since 2021 are subject to examination.

We recognized a deferred tax asset of $148,921 as of May 31, 2025, of which $38,428 was attributable to start-up expenses and $110,493 was related to the federal and state net operating losses carryforwards, which have no expiration. The Company has recorded a full valuation allowance against this gross deferred tax asset because, based on the weight of available evidence, management believes that it is more likely than not that our future operations will not generate sufficient taxable income to realize the benefits of the deferred tax asset. The valuation allowance increased by $103,061 from the prior fiscal year ended May 31, 2024. We had no income taxes payable as of May 31, 2025.

Consulting Arrangement

The Company has a service agreement with Aspect Advisors LLC ("Aspect Advisors") for the provision of Chief Compliance Officer, Series 24 Supervisory Principal and Financial Operations Principal services. In addition, the services agreement may be terminated with a 30-day notice. We had no consulting fees payable to Aspect Advisors as of May 31, 2025.

Fair Value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized below:

• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities
• Level 3: Unobservable inputs

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management's judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

We have various processes and controls in place to ensure that fair value is reasonably estimated. Observable prices in the principal market are used where possible. Fair value estimates were developed at the reporting date and therefore may not necessarily be indicative of amounts that could ultimately be realized in a market transaction at a future date. The assets and liabilities recorded at amounts that approximate fair value include cash, and accounts payable and other liabilities as of May 31, 2025. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

Commitments and Contingencies

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitration and administrative claims. Such matters that are reported to regulators such as the SEC and FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may results in a material impact to the Company's financial position. Management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition as of May 31, 2025.

New Accounting Standards Adopted in the Fiscal Year Ended May 31, 2025

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which introduced key amendments to enhance disclosures for public entities' reportable segments. The amendments require disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. We adopted the guidance effective as of May 31, 2025. See "Note 4—Segment Reporting" for additional disclosures.

New Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update ("ASU") 2024-03, *Income Statement —Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments require public entities to disclose additional information about certain expenses in notes to financial statements, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is also permitted. We expect to adopt the guidance in our annual report for the fiscal year ended May 31, 2028. We are currently in the process of reviewing the guidance and evaluating its impact on our financial statements and related disclosures.

NOTE 2—RELATED PARTY TRANSACTIONS

NCSC manages our business operations under an expense sharing agreement that automatically renews on an annual basis unless the agreement is terminated by either party. As such, NCSC is considered a related party.

Pursuant to the expense sharing agreement, NCSC provides administrative support and general consulting services to the Company. Certain operating, overhead and other costs related to these services are recovered through a management fee charged to us by NCSC. The fee is determined annually and paid monthly by us to NCSC. We had a fee payable to NCSC of $14,474 included in accounts payable and other liabilities line item on the Company's statement of financial condition as of May 31, 2025, of which $11,474 was for NCSC management fee.

NOTE 3—NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, at all times, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company computed its net capital under the

basic method and had net capital of $862,620, which was $857,620 in excess of its required net capital of $5,000 as of May 31, 2025. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.00 as of May 31, 2025.

NOTE 4—SEGMENT REPORTING

As discussed above, the Company adopted ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, as of May 31, 2025, which requires companies to disclose segment data based on how management makes decisions about allocating resources and evaluating performance. The Company is engaged in a single line of business as a broker-dealer, which is comprised of private placements services. The Company has identified its Chief Executive Officer ("CEO") as the CODM, who uses net income (loss) as the primary measure to evaluate segment financial performance and make operational decisions. This financial measure is presented to the CODM in the same manner as it is presented in the statement of operations. Additionally, the CODM monitors excess net capital levels, which is not a measure of profit or loss, as part of regulatory compliance requirements. All expense categories on the statement of operations are significant and there are no other significant segment expenses that would require disclosure. Other expenses include primarily regulatory expenses, legal and travel expenses. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived the substantial majority of its total revenue from a single external customer for the fiscal year ended May 31, 2025.

NOTE 5—SUBSEQUENT EVENTS

We performed an evaluation of events that occurred subsequent to May 31, 2025, and through August 25, 2025, the date this statement of financial condition was available to be issued. Subsequent to May 31, 2025, the Company recognized $150,000 in placement agent fee income.